SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For February 4, 2004

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 12 Pages

____ 1 ____

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: NICE SYSTEMS REPORTS FOURTH QUARTER AND

    FULL YEAR 2003 RESULTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

Dated: February 4, 2004

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NICE SYSTEMS REPORTS FOURTH QUARTER AND

FULL YEAR 2003 RESULTS

Highlights:

.        Record quarterly revenue with record net income, excluding special charges

.        Q4 record revenue up 10% sequentially; 24% year-over-year increase

.        Q4 gross margin improved to 55.5%

.        Q4 GAAP EPS of $0.11; excluding charges, EPS was $0.39

.        FY 2003 revenue increased 44%

.        FY 2003 GAAP EPS of $0.42; excluding charges, EPS was $0.83

.        FY 2003 operating cash flow of $38.2M; year end 2003 cash and equivalents of $107M.

Ra`anana, Israel, February 4, 2004 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced results for the quarter and full year ending December 31, 2003.

Fourth quarter non-GAAP revenue, which includes COMINT/DF revenue, was $63.2 million and within the range of the Company`s previous guidance. In accordance with GAAP, all periods have been adjusted to restate the net revenues and expenses of the COMINT/DF as a discontinued operation, after an agreement to sell the net assets of this operation was signed during Q4.  As a result, fourth quarter GAAP revenue was $61.7 million, a 10% sequential increase from $55.9 million in the third quarter of 2003, and a 24% increase from the fourth quarter of 2002.

On a GAAP basis, net income was $1.9 million, or $0.11 per fully diluted share, compared with net income of $3.5 million, or $0.21 per share, on a fully diluted basis, in the third quarter of 2003.  In the fourth quarter of 2002, GAAP net loss was $33.3 million, or $2.22 per share.

Excluding restructuring and settlement charges, non-GAAP net income in the fourth quarter was $7.0 million, or $0.39 per fully diluted share, compared with net income of $4.0 million, or $0.24 per fully diluted share in the third quarter of 2003, and a net loss of $0.7 million, or $0.05 per fully diluted share, in the year earlier period.  Non-GAAP earnings per share from continuing operations was $0.37 in the fourth quarter and $0.74 for the full year.

Commenting on the quarterly results, Haim Shani, president and CEO of NICE said, "We had a strong finish to 2003, with revenue and net income before special charges reaching record levels.  The 10.5% sequential increase in Q4 revenue represents growth in all parts of our business and across all regions.  Our continued improvement in gross margin reflects improvement in both product and services margins."

Gross margin in the fourth quarter reached 55.5%, up from 53.0% in the third quarter of 2003 and 48.7% in the fourth quarter a year ago.  Operating expenses, excluding restructuring and settlement costs, increased slightly to $27.5 million but declined as a percent of revenue to 44.6% compared with 48.0% in the third quarter of 2003 and 50.4% in the fourth quarter of 2002.  On a GAAP basis, the company reported operating income of $1.4 million for the fourth quarter.  However, excluding the cost of restructuring and costs associated with the settlement of a lawsuit, NICE had a non-GAAP operating profit of $6.7 million.

Balance Sheet

Total cash and equivalents at December 31, 2003 rose to $107.3 million compared with $93.2 million at September 30, 2003 and compared with $68.6 million at the end of 2002.  Net operating cash flow from continuing operations was $11.3 million in the fourth quarter.  DSO at year end was 74 days compared with 70 days at the end of the third quarter. DSO at the end of 2002 was 112 days.  The improvement during the year reflects aggressive working capital management.

____ 3 ____

CEO`s Analysis of 2003 Results

"2003 has been a year of significant achievement", said Mr. Shani, "We grew our revenue by 44% and reported gross margin that was more than five margin points higher than 2002.  We achieved record profitability on a non-GAAP basis and generated more than $38 million in operating cash flow for the year."

"The integration of the TCS acquisition was achieved smoothly and quickly and enabled us to leverage the ex-TCS customer base and channel relationships. During the year, we were able to capitalize on the growing trend toward VoIP in both contact centers and financial trading floors and we are the leader in VoIP recording. We also completed the development of important content analytics applications for both voice and video and have received very positive feedback from customers evaluating these new products."

"We also strengthened our strategic partnerships during the course of the year.  Our relationship with Motorola in the public safety market has been expanded and formalized via a joint development and marketing agreement, and we recently announced that we will be working closely with IBM to pursue opportunities in both the enterprise and security markets."

"Finally, we improved our business focus by withdrawing from the COMINT/DF business by agreeing to sell the assets and we are shifting our resources to high-potential projects. Now, we look forward to a new set of challenges in 2004 as we set about transforming our business from primarily a product-focused company selling recording platforms and quality monitoring software to a solution-focused company selling enterprise-wide business performance solutions based on data from unstructured multimedia interactions. We will pursue this evolutionary process while maintaining our leadership in our core recording and quality monitoring business and while we also introduce new value-added applications in the security business."

Outlook

Commenting on the outlook, Mr. Shani said, "We expect normal seasonality in Q1 2004 with revenue of between $58 and $60 million, a 12-16% increase from the adjusted $51.8 million in  Q1 2003,  with EPS between $0.12 and $0.14."

"We continue to execute on our strategic plan. We expect to accelerate our investment in customer-facing activities and partnerships during the first half of 2004 and to realize the benefits in the second-half of the year and more significantly in 2005.   For all of 2004, we expect to see 10-15% growth in revenues from the $224 million reported in 2003 and a 50-60% increase from 2003 EPS from continuing operations of $0.74 to between $1.10 and $1.20 per share for 2004".

Conference Call

NICE will host a conference call to discuss these topics today at 8:30 a.m. EST (15:30 Israel). The call will be broadcast live on the internet via NICE`s website at www.nice.com.   A telephone replay will be available for up to 72 hours after the call.  The replay information:  US Toll-free:  1-866-500-4953; International: ++ 972-3-925-5950; Israel: 03-925-5950.

____ 4 ____

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors.

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, NAV Canada, New York Police Department, Nokia, SNT Group, Software Spectrum and Sydney Airport (NICE Web Site: www.nice.com).

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Tania Amar	NICE Systems Tania.amar@nice.com	972-9-775-3896
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

____ 5 ____

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2002	2003	2002	2003
	Unaudited	Unaudited	Audited	Audited
Revenue
Product	$ 40,106	$ 45,387	$ 127,896	$ 168,055
Services	9,490	16,333	27,445	56,203
Total revenue	49,596	61,720	155,341	224,258

Cost of revenue
Product	17,424	16,152	55,453	64,231
Services	8,043	11,297	26,054	42,084
Total cost of revenue	25,467	27,449	81,507	106,315

Gross Profit	24,129	34,271	73,834	117,943

Operating Expenses:
Research and development, net	5,360	5,991	17,122	22,833
Selling and marketing	12,569	13,971	38,743	53,701
General and administrative	7,046	7,561	23,806	29,840
Goodwill impairment	28,260	-	28,260	-
In-process research and development write-off	1,270	-	1,270	-
Restructuring and other special charges	(438)	5,381	(438)	7,082
Total operating expenses	54,067	32,904	108,763	113,456

Operating income (loss)	(29,938)	1,367	(34,929)	4,487

Financial income, net	685	349	3,992	2,034
Other income (expense), net	(3,782)	286	(4,065)	292

Income (loss) before taxes on income	(33,035)	2,002	(35,002)	6,813
Taxes on income	155	385	350	1,205

Net income (loss) from continuing operations	(33,190)	1,617	(35,352)	5,608

Net income (loss) from discontinued operations	(79)	298	1,370	1,483

Net income (loss)	$ (33,269)	$ 1,915	$ (33,982)	$ 7,091

Basic income (loss) per share from continuing operations	$ (2.22)	$ 0.10	$ (2.56)	$ 0.35
Basic income (loss) per share from discontinued operations	$ (0.01)	$ 0.02	$ 0.10	$ 0.09
Basic income (loss) per share	$ (2.22)	$ 0.12	$ (2.46)	$ 0.44

Diluted income (loss) per share from continuing operations	$ (2.22)	$ 0.09	$ (2.56)	$ 0.33
Diluted income (loss) per share from discontinued operations	$ (0.01)	$ 0.02	$ 0.10	$ 0.09
Diluted income (loss) per share	$ (2.22)	$ 0.11	$ (2.46)	$ 0.42

Weighted average number of shares
outstanding used to compute:

Basic income (loss) per share	14,984	16,479	13,795	16,038
Diluted income (loss) per share	14,984	17,956	13,795	16,781

NICE SYSTEMS LTD. AND SUBSIDIARIES
FOR COMPARATIVE PURPOSES
NET LOSS AND LOSS PER SHARE EXCLUDING RESTRUCTURING COST,
AMORTIZATION OF ACQUIRED INTANGIBLES, GOODWILL IMPAIRMENT, ACQUIRED
IN-PROCESS RESEARCH AND DEVELOPMENT WRITE-OFF AND OTHER SPECIAL CHARGES
U.S. dollars in thousands (except per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2002	2003	2002	2003
	Unaudited	Unaudited	Audited	Audited

GAAP net income (loss)	$ (33,269)	$ 1,915	$ (33,982)	$ 7,091

Adjustments:

Goodwill impairment	28,260	-	28,260	-

In-process research and development write-off	1,270	-	1,270	-

Restructuring and other special charges	(438)	5,381	(438)	7,082

Other non-operating expense (income)	3,468	(300)	3,468	(300)

Non-GAAP net income (loss)	$ (709)	$ 6,996	$ (1,422)	$ 13,873

Basic income (loss) per share	$ (0.05)	$ 0.42	$ (0.10)	$ 0.87
Diluted income (loss) per share	$ (0.05)	$ 0.39	$ (0.10)	$ 0.83

____ 6 ____

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2002	2003
	Audited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 19,281	$ 29,859
Short-term bank deposits	208	189
Marketable securities	33,853	17,187
Trade receivables	48,402	45,973
Other receivables and prepaid expenses	8,162	7,366
Related party receivables	12,804	4,013
Inventories	13,480	12,634
Assets of discontinued operations	6,053	3,945

Total current assets	142,243	121,166

LONG-TERM INVESTMENTS:
Long-term marketable securities	15,247	60,034
Other long-term investments	7,034	8,084

Total long-term investments	22,281	68,118

PROPERTY AND EQUIPMENT, NET	23,864	18,627

OTHER ASSETS, NET	47,900	41,504

TOTAL ASSETS	$ 236,288	$ 249,415

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$ 24	$ -
Trade payables	15,626	15,744
Accrued expenses and other liabilities	42,805	47,370
Liabilities of discontinued operations	4,205	1,878

Total current liabilities	62,660	64,992

LONG-TERM LIABILITIES	19,092	7,592

SHAREHOLDERS' EQUITY	154,536	176,831

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 236,288	$ 249,415

____ 7 ____

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands
	Three months Ended	Twelve months Ended
	December 31, 2003	December 31, 2003
	Unaudited	Audited
Cash flows from operating activities:
Net income	$ 1,915	$ 7,091
Less income for the period from discontinued operations	(298)	(1,483)
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4,464	17,617
Accrued severance pay, net	(15)	124
Amortization of discount (premium) and accrued interest
on held-to-maturity marketable securities	445	1,459
Decrease (increase) in trade receivables	(4,028)	3,901
Decrease in other receivables and prepaid expenses	316	1,208
Decrease in inventories	2,284	1,515
Increase (decrease) in trade payables	895	(104)
Increase in accrued expenses and other liabilities	4,716	4,819
Increase in long-term liabilities related to legal settlement	667	667
Other	(33)	46

Net cash provided by operating activities from continuing operations	11,328	36,860
Net cash provided (used) by operating activities from discontinued operations	(814)	1,316

Net cash provided by operating activities	10,514	38,176

Cash flows from investing activities:
Purchase of property and equipment	(1,581)	(5,492)
Proceeds from sale of property and equipment	79	747
Investment in short-term bank deposits	(35)	(132)
Proceeds from short-term bank deposits	43	165
Proceeds from maturity of short-term held-to-maturity marketable securities	5,335	33,997
Proceeds of call of long-term held-to-maturity marketable securities	3,500	8,500
Investment in long-term held-to-maturity marketable securities	(15,951)	(72,077)
Capitalization of software development costs	(498)	(2,291)
Decrease in accrued acquisition costs	-	(3,008)
Payment in respect of terminated contract from TCS acquisition	(1,377)	(6,518)
Decrease in related party receivables from TCS acquisition	-	6,635
Additional acquisition costs related to the TCS acquisition	(313)	(316)
Net cash used in discontinued operations (purchase of property & equipment)	-	(52)

Net cash used in investing activities	(10,798)	(39,842)

Cash flows from financing activities:
Proceeds from issuance of shares and exercise of share options, net	7,482	12,086
Short-term bank credit, net	-	(24)

Net cash provided by financing activities	7,482	12,062

Effect of exchange rate changes on cash	210	182

Increase (decrease) in cash and cash equivalents	7,408	10,578
Cash and cash equivalents at beginning of period	22,451	19,281

Cash and cash equivalents at December 31, 2003	$ 29,859	$ 29,859

____ 8 ____

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AS ADJUSTED FOR DISCONTINUED OPERATIONS
U.S. dollars in thousands (except per share amounts)
	Year ended December 31, 2002
	Q1	Q2	Q3	Q4	12 Months
	31-Mar	30-Jun	30-Sep	31-Dec	31-Dec
Revenue
Product	$29,330	$ 30,878	$ 27,582	$40,106	$127,896
Services	4,903	5,371	7,681	9,490	27,445
Total revenue	34,233	36,249	35,263	49,596	155,341

Cost of revenue
Product	13,128	13,558	11,343	17,424	55,453
Services	5,601	5,747	6,663	8,043	26,054
Total cost of revenue	18,729	19,305	18,006	25,467	81,507

Gross Profit	15,504	16,944	17,257	24,129	73,834

Operating Expenses:
Research and development, net	4,089	3,968	3,705	5,360	17,122
Selling and marketing	8,597	8,648	8,929	12,569	38,743
General and administrative	5,167	5,585	6,008	7,046	23,806
Goodwill impairment	-	-	-	28,260	28,260
In-process research and development write-off	-	-	-	1,270	1,270
Restructuring and other special charges	-	-	-	(438)	(438)
Total operating expenses	17,853	18,201	18,642	54,067	108,763

Operating income (loss)	(2,349)	(1,257)	(1,385)	29,938)	(34,929)

Financial income, net	959	1,376	972	685	3,992
Other income (expense), net	31	(334)	20	(3,782)	(4,065)

Income (loss) before taxes on income	(1,359)	(215)	(393)	(33,035)	(35,002)
Taxes on income	20	150	25	155	350

Net income (loss) from continuing operations	(1,379)	(365)	(418)	(33,190)	(35,352)

Net income (loss) from discontinued operations	189	417	843	(79)	1,370

Net income (loss)	$ (1,190)	$ 52	$ 425	$(33,269)	$(33,982)

Basic income (loss) per share from continuing operations	$ (0.10)	$ (0.03)	$ (0.03)	$ (2.22)	$ (2.56)
Basic income (loss) per share from discontinued operations	$0.01	$ 0.03	$0.06	$ (0.01)	$0.10
Basic income (loss) per share	$ (0.09)	$0.00	$0.03	$ (2.22)	$ (2.46)

Diluted income (loss) per share from continuing operations	$ (0.10)	$ (0.03)	$ (0.03)	$ (2.22)	$ (2.56)
Diluted income (loss) per share from discontinued operations	$0.01	$0.03	$0.06	$ (0.01)	$ 0.10
Diluted income (loss) per share	$ (0.09)	$0.00	$0.03	$ (2.22)	$ (2.46)

Weighted average number of shares
outstanding used to compute:

Basic income (loss) per share	13,342	13,377	13,464	14,984	13,795
Diluted income (loss) per share	13,342	13,544	13,464	14,984	13,795

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AS ADJUSTED FOR DISCONTINUED OPERATIONS
U.S. dollars in thousands (except per share amounts)
	Year ended December 31, 2003
	Q1	Q2	Q3	Q4	12 Months
	31-Mar	30-Jun	30-Sep	31-Dec	31-Dec
Revenue
Product	$38,704	$ 42,454	$41,510	$45,387	$168,055
Services	13,137	12,363	14,370	16,333	56,203
Total revenue	51,841	54,817	55,880	61,720	224,258

Cost of revenue
Product	15,999	16,436	15,644	16,152	64,231
Services	9,834	10,328	10,625	11,297	42,084
Total cost of revenue	25,833	26,764	26,269	27,449	106,315

Gross Profit	26,008	28,053	29,611	34,271	117,943

Operating Expenses:
Research and development, net	5,534	5,558	5,750	5,991	22,833
Selling and marketing	13,181	12,921	13,628	13,971	53,701
General and administrative	7,282	7,531	7,465	7,561	29,840
Goodwill impairment	-	-	-	-	-
In-process research and development write-off	-	-	-	-	-
Restructuring and other special charges	444	834	423	5,381	7,082
Total operating expenses	26,441	26,844	27,266	32,904	113,456

Operating income (loss)	(433)	1,209	2,345	1,367	4,487

Financial income, net	559	334	791	349	2,034
Other income (expense), net	(37)	4	39	286	292

Income (loss) before taxes on income	89	1,547	3,175	2,002	6,813
Taxes on income	50	314	456	385	1,205

Net income (loss) from continuing operations	39	1,233	2,719	1,617	5,608

Net income (loss) from discontinued operations	170	196	819	298	1,483

Net income (loss)	$ 209	$1,429	$3,538	$1,915	$7,091

Basic income (loss) per share from continuing operations	$0.00	$0.08	$0.17	$ 0.10	$0.35
Basic income (loss) per share from discontinued operations	$ 0.01	$ 0.01	$0.05	$ 0.02	$ 0.09
Basic income (loss) per share	$ 0.01	$ 0.09	$0.22	$0.12	$ 0.44

Diluted income (loss) per share from continuing operations	$0.00	$ 0.08	$0.16	$ 0.09	$0.33
Diluted income (loss) per share from discontinued operations	$ 0.01	$ 0.01	$ 0.05	$ 0.02	$ 0.09
Diluted income (loss) per share	$ 0.01	$0.09	$0.21	$ 0.11	$ 0.42

Weighted average number of shares
outstanding used to compute:

Basic income (loss) per share	15,808	15,822	16,037	16,479	16,038
Diluted income (loss) per share	15,816	16,175	16,884	17,956	16,781

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